**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549**

# FORM 8-K

## CURRENT REPORT
**Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)   __**September 25, 2003**__

**AirTran Holdings, Inc.**
(Exact name of registrant as specified in its charter)
State of Incorporation:  **Nevada**

**9955 AirTran Boulevard, Orlando, Florida  32827**
(Address of principal executive offices)  (Zip Code)

**(407) 251-5600**
(Registrant's telephone number, including area code)

Commission file number: **1-15991**    I.R.S. Employer Identification No: **58-2189551**



**AirTran Airways, Inc.**
(Exact name of registrant as specified in its charter)
State of Incorporation:  **Delaware**

**9955 AirTran Boulevard, Orlando, Florida  32827**
(Address of principal executive offices)  (Zip Code)

**(407) 251-5600**
(Registrant's telephone number, including area code)

Commission file number: **333-37487-09**    I.R.S. Employer Identification No: **65-0440712**

**Item 5.  Other Events.**

On September 25, 2003 AirTran Holdings, Inc. issued a press release announcing the pricing of its previously announced public offering of common stock.

The press release is attached as Exhibit 99 to this Current Report on Form 8-K and is incorporated herein by this reference.


**Item 7.  Exhibits.**

Press release dated September 25, 2003.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.


**AirTran Holdings, Inc.**
*(Registrant)*


Date: September 26, 2003


/s/ Stanley J. Gadek

Stanley J. Gadek
*Senior Vice President, Finance,*
*Treasurer and Chief Financial Officer*
*(Principal Accounting and Financial Officer)*



**AirTran Airways, Inc.**
*(Registrant)*


Date: September 26, 2003


/s/ Stanley J. Gadek

Stanley J. Gadek
*Senior Vice President, Finance,*
*Treasurer and Chief Financial Officer*
*(Principal Accounting and Financial Officer)*


**EXHIBIT 99**

FOR IMMEDIATE RELEASE                    Media Contact:    Tad Hutcheson
September 25, 2003                        tad.hutcheson@airtran.com
                                         407.251.5578


### AIRTRAN HOLDINGS, INC., ANNOUNCES PRICE FOR PUBLIC OFFERING OF COMMON STOCK

ORLANDO, Fla. (September 25, 2003) - AirTran Holdings, Inc., (NYSE: AAI) the parent company of AirTran Airways, today announced the pricing of its previously-announced public offering of 8,650,000 shares of its common stock at $16.00 per share.  AirTran Holdings expects net proceeds from the offering to be approximately $131.8 million.

The underwriters have the option to purchase up to an additional 1,297,500 shares of common stock from AirTran Holdings to cover over-allotments, if any.  AirTran Holdings intends to use the net proceeds from the offering to:

- redeem $35 million of its 11.27% senior secured notes, currently held by Boeing Capital Loan Corporation; and
- purchase from Boeing Capital warrants currently held by it to purchase 1,000,000 shares of AirTran Holdings' common stock for a purchase price of approximately $11.5 million, based upon the public offering price less the exercise price of the warrants.

AirTran Holdings intends to use the remainder of the proceeds from the offering for working capital and other capital expenditures, including capital expenditures relating to aircraft purchases.

Morgan Stanley is the sole bookrunning manager on this transaction, with Raymond James and Associates, Inc., and Blaylock and Partners, L.P., acting as co-managers.

This announcement is neither an offer to sell nor a solicitation to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.  The offering is being made solely by means of a prospectus, copies of which may be obtained by contacting Morgan Stanley and Co., Inc., 1585 Broadway, New York, NY 10036.

AirTran Airways is one of America's largest low-fare airlines - employing more than 5,600 professional Crew Members and operating 492 flights a day to 44 destinations.  The airline's hub is at Hartsfield Atlanta International Airport, the world's busiest airport by passenger volume, where it is the second largest carrier operating 189 flights per day.  AirTran Airways, a subsidiary of AirTran Holdings (NYSE: AAI), is the world's largest operator of the Boeing 717 and has the youngest all-Boeing fleet of any airline. In 2004, the airline expects to begin taking delivery of new Boeing 737-700s.

*###*

Editor's Note: The Company issues financial statements quarterly. Statements regarding the Company's business model, continuous growth trends, strength of passenger demand and customers' response to our product are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, commodity prices and actions by competitors, regulatory matters and general economic conditions. The Company disclaims any obligation to update or correct any of its forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's report on Form 10-K for the year ended December 31, 2002. Copies of this filing may be obtained by contacting the Company or the SEC.